Filed Pursuant to Rule 433

Registration No. 333-160802

May 25, 2011

PRICING TERM SHEET

5.875% Senior Notes due 2021

Issuer:	GAMCO Investors, Inc.

Security:	5.875% Senior Notes due 2021

Size:	$100,000,000

Maturity Date:	June 1, 2021

Format:	SEC Registered

Trade Date:	May 25, 2011

Anticipated Settlement Date:	May 31, 2011 (T+3)

Coupon:	5.875%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2011 (long first coupon) until Maturity Date

Price to Public:	100.00%

Net proceeds to the Company (after deducting underwriting discounts and commissions, but before expenses):	$99,350,000

Benchmark Treasury:	3.125% due May 15, 2021

Benchmark Treasury Yield:	3.130%

Spread to Benchmark Treasury:	+274.5 bp

Yield:	5.875%

Make-Whole Call:	At any time at a discount rate of T + 45 bp

CUSIP / ISIN:	361438AB0 / US361438AB05

Anticipated Ratings* (Moody’s/S&P):	Baa3 (Stable) BBB (Stable)

Sole Book-Running Manager:	Citigroup Global Markets Inc.

As of March 31, 2011, the issuer had $99.0 million aggregate principal amount of unsecured indebtedness that would rank equally in right of payment with the notes and $86.4 million principal amount of zero coupon subordinated debentures due 2015. As of March 31, 2011, the issuer’s subsidiaries had $50.6 million of indebtedness and other liabilities (excluding intercompany liabilities).

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus, dated July 27, 2009, as supplemented by a preliminary prospectus supplement, dated May 25, 2011 (collectively, the “prospectus”)) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.